Baker & McKenzie LLP
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Fax: +1 312 861 2899
chicago.information@bakernet.com
www.bakernet.com

Tel: +1 312 861 8676
christopher.m.bartoli@bakernet.com

May 16, 2005

Thomas Flinn
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	FindWhat.com, Inc. Form 8-K filed May 2, 2005 File No. 0-30428

Dear Mr. Flinn:

We are in receipt of the Staff’s letter to FindWhat.com, Inc. (the “Company”) dated May 10, 2005 concerning the above-referenced filing. The Company has authorized us to reply to the May 10 letter on its behalf.

For ease of convenience in this letter, the Staff’s comments that were set forth in the May 10 letter appear in italics directly above the Company’s responses. Under separate cover, we are providing to you via overnight courier on behalf of the Company: (i) a copy of this letter; (ii) a copy of the May 10 letter; and (iii) a copy of the Amendment to the above-referenced filing on Form 8-K (the “Amendment”) as filed with the Securities and Exchange Commission on May 16, 2005.

Comment Letter

1.	Please file an amended Item 4.01 Form 8-K when Ernst & Young’s resignation becomes effective. Also, the amended Form 8-K must include updated disclosures to reflect the actual resignation date. The amended Form 8-K must also include a new Exhibit 16 letter. Refer to Item 304(a) of Regulation S-K.

The Company has filed the Amendment with the Commission on May 16, 2005. The Amendment contains the updated disclosure and a new Exhibit 16 letter.

2.	When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K Item 304(a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

The Company undertakes to file a Form 8-K within four business days of its engagement of a new accounting firm. The Company represents that the Form 8-K will include the disclosure required by Item 304(a)(2) of Regulation S-K.

3.	Supplementally explain why your Audit Committee began, in January 2005, the process of interviewing other accounting firms when Ernst & Young notified the Company of their intent to resign on April 26, 2005. We note that the notification date is April 26, 2005.

At various times during the course of the Company’s engagement of Ernst & Young LLP as its independent registered public accounting firm, the Audit Committee of the Board of Directors of the Company and various Company officers and personnel had been dissatisfied with the level of service provided by the E&Y engagement team assigned to the Company’s account, the fees charged by E&Y for its services and the perceived unwillingness of E&Y to remedy these issues. Members of the Audit Committee and certain officers of the Company communicated their concerns to E&Y on multiple occasions during 2004. In the Audit Committee’s opinion, these concerns were not adequately addressed by E&Y. Accordingly, as part of its annual assessment of the engagement of independent auditors, in January 2005, the Audit Committee began the process of interviewing other independent registered public accounting firms with a view toward possibly replacing E&Y for the year 2005.

The Audit Committee was aware that, as required by Section 404 of the Sarbanes-Oxley Act of 2002, the Company would be required to include in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 management’s annual report on the Company’s internal control over financial reporting and a related attestation report by the Company’s independent registered public accounting firm. The Audit Committee was also aware that, pursuant to the exemptive order provided by SEC Release No. 34-50754, the Company could avail itself of a 45-day grace period for management to complete its assessment of the Company’s internal controls and to file the reports required by Item 308(a) and (b) of Regulation S-K in an amendment to the Company’s Form 10-K. Moreover, the Audit Committee was aware that the Company’s Form 10-Q for the quarterly period ended March 31, 2004 was required to be filed with the SEC within eight days of the due date for filing the Company’s Form 10-K/A. In light of these factors and to ensure the timely filing of the Company’s reports with the SEC, the Audit Committee believed in early 2005 that it was in the best interests of the Company and its shareholders to retain E&Y to audit the Company’s consolidated financial statements for the fiscal year ended December 31, 2004 and to review the Company’s unaudited consolidated financial statements for the quarterly period ended March 31, 2005. Accordingly, the Audit Committee retained E&Y for these matters. The Audit Committee did not retain E&Y for the fiscal year ended December 31, 2005 or any other period subsequent to March 31, 2005.

Thomas Flinn May 16, 2005	Page 2

On April 26, 2005, the Audit Committee received notice that E&Y was resigning as the Company’s independent registered public accounting firm following the completion of its review of the Company’s interim financial information for the quarterly period ended March 31, 2005 and the Company’s filing of its related Form 10-Q. The Audit Committee is currently evaluating its selection of a new independent registered public accounting firm.

Statement of the Company

As the Staff has requested in the Comment Letter, the Company has authorized us to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned if you have any questions or would like any additional information.

Sincerely,

/s/ Christopher M. Bartoli

Thomas Flinn May 16, 2005	Page 3